Mail Stop 4561

June 17, 2008

Mr. MacAllister Smith
Chief Executive Officer
Pipeline Data, Inc.
1515 Hancock Street
Suite 301, Hancock Plaza
Quincy, Massachusetts   02169

Re: Item 4.02 Form 8-K
**   Dated November 28, 2007**
**   File No. 000-50611**

Dear Mr. Smith:

        We have completed our review of your Form 8-K and related filings and do not, at this time, have any further comments.

                                        Sincerely,

                                        Jessica Barberich
                                        Staff Accountant